TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

July 8, 2004

Office of International
  Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C., U.S.A., 20549

Attention: Filings/Listings

Dear Sirs:

Re: Annual & Special Meeting of Shareholders - Exemption No. 82-4501

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.



CDS INC.
A subsidiary of
The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X]

Change [ ]

Issuer Name (maximum 30 characters)

English: T R I - V I S I O N   I N T E R N A T I O N A L   L T D.

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5

Telephone; 416-361-0737

Contact Name: GEORGE A. DUGUAY

| Transfer Agent | CUID | Name: EQUITY TRANSFER SERVICES | Telephone: 416-361-0152 |

Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3

E-mail Address

Contact Name: JENNIFER TAN

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [ ] General
- [X] Special
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

Record Date	2 0 0 4 0 8 1 0 (yyyy mm dd)
Meeting Date	2 0 0 4 0 9 1 6 (yyyy mm dd)
Material Mail Date	2 0 0 4 0 8 1 6 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced (Transfer Agents only)

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $93.00 per publication $: 93.00

Plus 7% GST $: 6.51

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

or 15% HST (Nfld, NS, NB residents only) $

Subtotal $: 99.51

Plus 7.5% QST (Quebec residents only) $

Total payment enclosed $: 99.51

Authorized Signature for Invoicing (Transfer Agents only)
Note: Not required for electronic submission.

ISIN

ISIN	Voting Status Y/N	Security Description
C A 8 9 5 9 2 1 1 0 4 3	[Y]	Common
	[ ]	
	[ ]	
	[ ]	
	[ ]	

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other (statutory declaration required) _____

Send via: [ ] Mail [ ] Courier (collect) [X] CDS Envelope System [ ] Fax #: _____

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other _____

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other _____

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party _____
Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay

July 8, 2004

Title   Signature   Date   CDSX166 (02/03) front